Exhibit 99.1

PolyPid Provides Corporate Update and Reports Fourth Quarter and Full-Year 2025 Financial Results

The Company is in Advanced Stages of Commercial U.S. Partnership Discussions for D-PLEX₁₀₀

Positive FDA Pre-NDA Feedback Supports Rolling NDA Review; Submission Expected to Begin by the End of the First Quarter of 2026

Conference Call Scheduled for Today at 8:30 AM ET

PETACH TIKVA, Israel, Feb. 11, 2026 — PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), an innovative biopharmaceutical company dedicated to improving patient outcomes by elevating treatment effectiveness, right where care begins, today provided a corporate update and reported financial results for the three months and full year ended December 31, 2025.

Recent Corporate Highlights:

●	Advancing Toward Commercialization: The Company made significant progress towards finalizing a potential partnership in the United States for D-PLEX₁₀₀, including moving into advanced stages of discussions.

●	Regulatory Momentum: Received positive feedback from the U.S. Food and Drug Administration (“FDA”) following the pre-New Drug Application (“NDA”) meeting minutes for D-PLEX₁₀₀ in the prevention of abdominal colorectal surgical site infections (“SSIs”) for a planned rolling NDA submission beginning by the end of the first quarter of 2026.

●	Strengthened the Company’s governance and leadership: Appointed Ms. Brooke Story as Chairman of the Board of Directors, effective December 11, 2025. Ms. Story brings extensive leadership experience in medical technology and surgical solutions, including senior executive roles at BD (Becton, Dickinson and Company) and Medtronic PLC.

●	Participated in a virtual Key Opinion Leader event during the quarter, featuring Dr. Steven D. Wexner, MD, PhD (Hon), FACS, FRCS (Eng, Ed), Hon FRCS (Glasg, Eng, Ire), MAMSE, Executive Director and System Chief of Colorectal Surgery for MedStar Health and a globally recognized leader in colorectal surgery, to discuss the significant clinical and economic burden of SSIs and the potential role of D-PLEX₁₀₀ in improving surgical outcomes based on the positive results of the Phase 3 SHIELD II trial.

●	Unveiling the Kynatrix™ Technology: Over the past years, PolyPid has significantly expanded its drug delivery capabilities beyond the original PLEX technology. These advancements include the ability to support new therapeutic areas and delivery approaches, with the first test case being the Company’s expansion into metabolic diseases through an ultra long-acting GLP-1 receptor agonist program. These advancements have generated additional intellectual property beyond PLEX and are now unified under the newly introduced Kynatrix™ technology.

“2025 was a pivotal year for PolyPid as we successfully completed the SHIELD II Phase 3 trial and advanced D-PLEX₁₀₀ into the final stages of regulatory approval,” said Dikla Czaczkes Akselbrad, Chief Executive Officer of PolyPid. “Following our positive Phase 3 results and progress made in the past quarter, we have moved into advanced stage discussions for potential commercial partnership in the U.S., reflecting the growing recognition of D-PLEX₁₀₀’s clinical and commercial value. At the same time, positive engagement with the FDA, including agreement on a rolling NDA review, further advanced our regulatory path as we work toward an NDA submission beginning by end of the first quarter of 2026. We believe 2026 has the potential to be a transformative year for PolyPid, marking our transition from late-stage development into full commercial execution, and we look forward to providing updates as these developments occur.”

Financial results for three months ended December 31, 2025

●	Research and development (“R&D”) expenses for the three months ended December 31, 2025, were $6.2 million, compared to $7.0 million in the same three-month period of 2024. The decrease in R&D expenses was primarily driven by the completion of the SHIELD II Phase 3 trial and the Company’s transition toward regulatory submissions.

●	General and administrative (“G&A”) expenses for the three months ended December 31, 2025, were $1.8 million, compared to $1.0 million for the same period of 2024.

●	Marketing and business development expenses for the three months ended December 31, 2025, were $0.6 million, compared to $0.2 million in the same period of 2024.

●	For the three months ended December 31, 2025, the Company had a net loss of $8.5 million, or ($0.41) per share, compared to a net loss of $8.5 million, or ($1.13) per share, in the three-month period ended December 31, 2024.

Financial results for the full year ended December 31, 2025

●	R&D expenses, for the twelve months ended December 31, 2025, were $23.8 million, compared to $22.8 million for the same twelve-month period of 2024. The increase was primarily driven by continued activities related to the completion of the SHIELD II Phase 3 trial, along with regulatory preparation efforts and advancement of the Company’s development programs.

●	G&A expenses for the twelve months ended December 31, 2025, were $7.2 million, compared to $4.3 million for the same period of 2024. The increase was primarily due to non-cash expenses related to performance-based options (“PSUs”), following the successful SHIELD II Phase 3 trial, which triggered the vesting of the PSUs.

●	Marketing and business development expenses for the twelve months ended December 31, 2025, were $2.0 million, compared to $0.9 million for the same period of 2024, primarily due to increased business development and commercial preparation efforts.

●	For the twelve months ended December 31, 2025, the Company had a net loss of $34.2 million, or ($2.09) per share, compared to a net loss of $29.0 million, or ($4.91) per share, in the twelve-month period ended December 31, 2024.

Balance Sheet Highlights

●	As of December 31, 2025, the Company had cash, cash equivalents, and short-term deposits of $12.9 million, compared to $15.6 million on December 31, 2024.

●	Subsequent to the end of the quarter, several long-time shareholders exercised warrants ahead of the warrants’ expiration date at prices ranging between $3.61 per share (for the warrants with an expiration date of August 2026) and $4.50 per share (for the warrants with an expiration date of June 2027), generating $3.7 million in additional proceeds, further strengthening the Company’s balance sheet.

●	The Company believes that its current cash balance will be sufficient to fund operations into the second half of 2026 and through several significant upcoming potential milestones.

Conference Call Dial-In & Webcast Information:

Date:	Wednesday, February 11, 2026
Time:	8:30 AM Eastern Time
Conference Call:	https://register-conf.media-server.com/register/BI793c5305462d49cea4ba91529d2636bf
Webcast:	https://edge.media-server.com/mmc/p/izp7gdk6

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) an innovative biopharmaceutical company dedicated to elevating treatment effectiveness, right where care begins. The Company develops long-acting, controlled-release drugs designed to deliver therapy precisely at the site of care, addressing critical unmet medical needs across a wide and diverse pipeline spanning surgical care, metabolic diseases, and beyond. PolyPid’s lead product, D-PLEX₁₀₀, successfully met its primary and all key secondary endpoints in the landmark Phase 3 SHIELD II trial for the prevention of surgical site infections. Guided by a commitment to precision and innovation, PolyPid is redefining how therapies perform and raise the standard of patient care.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter (X) and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its regulatory strategy and planned timing for the submission of an NDA for D-PLEX₁₀₀, including the use of a rolling NDA review, advanced stages of commercial U.S. partnership discussions for D-PLEX₁₀₀, the potential role of D-PLEX₁₀₀ in improving surgical outcomes, the Company’s evolution toward commercialization, the growing recognition of D-PLEX₁₀₀’s clinical and commercial value, its belief that 2026 has the potential to be a transformative year for the Company, marking its transition from late-stage development into full commercial execution, and its expectation that current cash resources will be sufficient to fund operations into the second half of 2026 and through several significant upcoming potential milestones. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 26, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Company Contact:

PolyPid Ltd.

Ori Warshavsky

908-858-5995

IR@Polypid.com

Investor Relations Contact:

Arx Investor Relations

North American Equities Desk
polypid@arxhq.com

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,402	$15,641
Restricted deposits	193	168
Short-term deposits	6,531	-
Pre-launch inventories	1,106	-
Prepaid expenses and other current assets	995	764

Total current assets	15,227	16,573

LONG-TERM ASSETS:
Property and equipment, net	5,094	6,075
Operating lease right-of-use assets	1,675	2,295
Other long-term assets	311	277

Total long-term assets	7,080	8,647

Total assets	$22,307	$25,220

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,856	$2,409
Accrued expenses and other current liabilities	2,734	2,566
Current maturities of long-term debt	988	6,787
Current maturities of operating lease liabilities	1,161	919

Total current liabilities	7,739	12,681

LONG-TERM LIABILITIES:
Long-term debt	-	634
Deferred revenues	2,548	2,548
Long-term operating lease liabilities	647	1,277
Other liabilities	400	396

Total long-term liabilities	3,595	4,855

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value -
Authorized: 107,800,000 shares at December 31, 2025 and 2024, respectively; Issued and outstanding: 18,204,002 and 10,190,904 shares at December 31, 2025 and 2024, respectively	-	-
Additional paid-in capital	312,473	275,015
Accumulated deficit	(301,500)	(267,331)

Total shareholders’ equity	10,973	7,684

Total liabilities and shareholders’ equity	$22,307	$25,220

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2025	2024	2023

Operating expenses:
Research and development	$23,807	$22,811	$16,148
Marketing and business development	1,977	945	1,196
General and administrative	7,183	4,273	5,523

Operating loss	32,967	28,029	22,867
Loss on extinguishment of debt	512	-	-
Financial expense, net	685	951	929

Loss before income tax	34,164	28,980	23,796
Income tax expense	5	42	69

Net loss	$34,169	$29,022	$23,865

Loss per share:
Basic	$2.09	$4.91	$16.99
Diluted	$2.09	$4.91	$16.93

Weighted-average Ordinary shares outstanding:
Basic	16,351,890	5,912,890	1,404,368
Diluted	16,351,890	5,912,890	1,421,308

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Three Months Ended December 31,
	2025	2024

Operating expenses:
Research and development,	$6,218	$7,027
Marketing and business development expenses	556	198
General and administrative	1,756	996

Operating loss	8,530	8,221
Financial expense, net	24	286

Loss before income tax	8,554	8,507
Income tax expense (income)	(81)	13

Net loss attributable to Ordinary shares	$8,473	$8,520

Loss per share:
Basic	$0.41	$1.13
Diluted	$0.41	$1.13

Weighted average number of Ordinary shares used in computing basic and diluted loss per share	20,588,114	7,507,420